March 27, 2026

Scott G. Davis
Chief Executive Officer
Ekso Bionics Holdings, Inc.
101 Glacier Point, Suite A
San Rafael , California 94901

       Re: Ekso Bionics Holdings, Inc.
           Preliminary Information Statement
           Filed March 20, 2026
           File No. 001-37854
Dear Scott G. Davis:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement
Opinion of Ekso   s Financial Advisor to the Board, page 41

1. We note that in performing its analyses and rendering its fairness opinion, Ekso's financial advisor, Lake Street Capital Markets LLC, relied on, among other things, internal financial analyses and forecasts prepared by Cloud's management. Please disclose the financial projections and other financial information furnished to Lake Street in the information statement. Refer to Item 1015(b)(6) of Regulation
M-A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-
3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
 March 27, 2026
Page 2
cc:   Austin March